

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 7, 2008

Via U.S. Mail and Fax (402) 392-7545

Mr. Christopher J. Canfield
President and Chief Financial Officer, Treasurer and Director
Rapid Link, Incorporated
5408 N. 99th Street
Omaha, NE 68134

> **RE: Rapid Link, Incorporated**
> **Form 10-KSB for the year October 31, 2007**
> **Filed on January 23, 2008**
> **File no. 0-22636**

Dear Mr. Canfield:

    We have completed our review of the above filing, and do not, at this time, have any further comments.
        `

                                Sincerely,

                                Larry Spirgel
                                Assistant Director

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